TAHOE RESOURCES AND RIO ALTO MINING COMBINE
CREATING A LEADING INTERMEDIATE PRECIOUS METALS PRODUCER

VANCOUVER, British Columbia – February 9, 2015 – Tahoe Resources Inc. (Tahoe) (TSX: THO, NYSE: TAHO) and Rio Alto Mining Limited (Rio Alto) (TSX & BVL: RIO, NYSE: RIOM) are pleased to announce that they have entered into a definitive agreement (the Arrangement Agreement) to combine their respective businesses (the Transaction) and create a new, leading intermediate precious metals producer with several value-enhancing growth opportunities.

The combined company offers shareholders significant low cost production from the world-class Escobal silver mine in Guatemala and the established La Arena gold mine in Peru, in addition to long-term sustainable growth fueled by the development of the Shahuindo gold project with first production expected in early 2016. With strong operating margins and low capital risk, the combined company will boast industry-leading free cash flow generation, superior financial returns and a strong balance sheet with zero net debt. In addition, the combined company will benefit from a top-tier management team focused on delivering long-term shareholder returns.

Under the terms of the Arrangement Agreement, all of the Rio Alto issued and outstanding common shares will be exchanged on the basis of 0.227 of a Tahoe common share and C$0.001 in cash per Rio Alto share (Exchange Ratio). Upon completion of the Transaction, existing Tahoe and Rio Alto shareholders will own approximately 65 percent and 35 percent of the combined company, respectively.

Based on the closing price of Tahoe’s common shares on the Toronto Stock Exchange (TSX) of C$17.64 on February 6, 2015, the offer implies consideration of C$4.00 per Rio Alto share which represents a premium of 22.1 percent to the closing price of Rio Alto shares of C$3.28 on the TSX on February 6, 2015 and a premium of 20.3 percent based on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 6, 2015.

Highlights of the Transaction
Key investment highlights of the combined company include:

•

A leading precious metals producer: Combines one of the world’s largest and highest grade silver mines with an established gold operation in Peru, a world-class mining jurisdiction, providing the combined company with a strong growth platform.

•	Superior financial performance: Strong cash flow generation and industry-leading return on equity to drive shareholder returns and provide the financial flexibility to fund growth initiatives.

•

Significant low-cost production: 2015 production guidance of 18-21million ounces (mozs) of silver at total cash costs of US$6.35-US$8.25/oz and all-in sustaining costs (AISC) of US$9.75-US$11.50/oz and 210-220 thousand ounces (kozs) of gold at net cash costs of US$570-US$600/oz and AISC of US$730-US$765/oz expected to yield operating margins in excess of 50 percent based on consensus commodity price forecasts.

•

Long-term sustainable growth: Growth to be driven by the completion of the Escobal mine expansion from 3,500 to 4,500 tpd and the planned 2015 construction of Shahuindo, with potential for continued exploration success across the combined asset base.

•

Highly experienced management and Board: Complementary management team with strong cultural fit and a rich history of substantial shareholder value creation and proven expertise in the construction and operation of both open pit and underground mines.

•	Strong balance sheet: Zero net debt and one of the lowest debt-to-equity ratios in the mining industry.

•	Attractive dividend policy: The Company plans to continue the monthly dividend policy of US$0.02 per share subject to Board of Directors approval.

•

Enhanced capital markets presence: Combined US$3.25 billion market capitalization is expected to appeal to a broader institutional shareholder base, increase analyst coverage and improve share trading liquidity.

Management Team and Board of Directors
The management team and Board of Directors of the combined company will draw from the expertise of both companies. Kevin McArthur, current Vice Chair and Chief Executive Officer of Tahoe, will act as the Executive Chairman of the Board and Alex Black, current President and Chief Executive Officer of Rio Alto, will become the new Chief Executive Officer of the combined Company upon completion of the business combination. Ron Clayton will remain President and Chief Operating Officer of the combined company. The senior management team consists of the following:

Mark Sadler	VP and Chief Financial Officer
Eduardo Loret de Mola	COO – Peru Operations
Tim Williams	VP Operations
Brian Brodsky	VP Exploration
Edie Hofmeister	VP Corporate Affairs

Upon completion of the transaction, the Board will initially be comprised of nine directors, with six directors from Tahoe and three directors nominated by Rio Alto.

The proposed Board of the combined company will consist of the following:

C. Kevin McArthur	Executive Chairman
Alex Black	Director
Tanya Jakusconek	Director
A. Dan Rovig	Director
Paul B. Sweeney	Director
James S. Voorhees	Director
Drago Kisic Wagner	Director
Kenneth F. Williamson	Director
Dr. Klaus Zeitler	Director

Kevin McArthur, Vice Chair and Chief Executive Officer of Tahoe, said, “The combination of Tahoe and Rio Alto is designed to create a stronger and better positioned company going forward. In addition to diversifying our asset base into one of the most attractive precious metal producing regions in the world, this transaction establishes a strong platform for future growth.”

“As a larger combined entity with expanded management capabilities, we will remain focused on strong operating performance and plan to deliver superior financial returns to our shareholders over the near and long term,” added Mr. McArthur.

“Escobal is truly a world-class silver mine, and we believe this transaction represents a logical combination of two complementary, low cost asset bases that will continue to generate strong free cash flows into the future,” said Alex Black, President and Chief Executive Officer of Rio Alto.

“In addition to Tahoe’s attractive dividend policy, this transaction positions our shareholders to realize superior returns as we become part of a larger and more diversified intermediate precious metals producer in the Americas with enhanced cash flow generating capability. We are highly excited about the prospects of the combined company,” he added.

Benefits to Tahoe Shareholders

•	Establishes a significant operating presence in Peru, the second largest global silver producing country and largest gold producing country in Latin America.

•	Enhanced production from a multi-mine producer with immediate high-margin gold production and near-term organic growth.

•	Strengthens Tahoe’s ability to provide superior shareholder returns through internal and external growth initiatives and through its leading dividend policy.

•	Addition of significant exploration potential across all projects; large ~55,800 hectare land package in a prolific mining district.

•	Adds open pit mining and heap leach capabilities to core operational strengths.

•	Enhanced trading liquidity and capital structure will support increased financial flexibility.

Benefits to Rio Alto Shareholders

•	Immediate up-front premium, while maintaining exposure to future value creation through meaningful equity participation.

•	Enhanced free cash flow generation and financial strength.

•	Access to an attractive dividend to provide increased returns during the construction of Shahuindo.

•	Adds a unique world-class mine with a robust, high-grade reserve base and strong exploration potential to sustain long life operations.

•	Expands operational capabilities, adding proven expertise in underground mining.

•	Increased trading liquidity, enhanced value proposition and capital markets profile.

Board of Directors’ Recommendations
Both Companies’ Boards of Directors have determined that the business combination is in the best interests of their respective shareholders based on a number of factors, including fairness opinions received from their respective financial advisors. Each company’s Board of Directors approved the terms of the proposed Transaction and recommends that their respective shareholders vote in favor of the business combination.

Scotiabank has provided a fairness opinion to a special committee of independent directors (Independent Committee) of Rio Alto. GMP Securities L.P. has provided a fairness opinion to the Board of Directors of Rio Alto and BMO Capital Markets and Raymond James Inc. have provided fairness opinions to the Board of Directors of Tahoe.

Transaction Summary
The proposed business combination will be effected by way of a Plan of Arrangement completed under the Business Corporations Act (Alberta). The Transaction will require approval by at least 66 2/3 percent of the votes cast by the shareholders of Rio Alto at a special meeting of Rio Alto shareholders. Officers and directors of Rio Alto, representing 2.3 percent of the Rio Alto common shares, have entered into voting support agreements, pursuant to which they will vote their common shares held in favor of the Transaction. The Transaction is also subject to obtaining approval by a simple majority of votes cast by the shareholders of Tahoe at a special meeting of Tahoe shareholders. Goldcorp Inc., which holds approximately 39 percent of the outstanding Tahoe common shares, has entered into an agreement to vote in favor of the Transaction. In addition, officers and directors of Tahoe, representing 3.5 percent of the Tahoe common shares, have entered into voting support agreements, pursuant to which they will vote their common shares held in favor of the Transaction. In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary deal-protection provisions including non-solicitation provisions, a right to match competing offers and a C$57.6 million termination fee payable to Tahoe under certain circumstances.

Timing
Full details of the Transaction will be included in the management information circulars of Tahoe and Rio Alto to be mailed to their respective shareholders by early March 2015. It is anticipated that both shareholder meetings and closing of the Transaction will take place in early April 2015.

Advisors and Counsel
GMP Securities L.P. acted as financial advisor to Rio Alto and Davis LLP acted as its legal advisor. Scotiabank has provided a fairness opinion to the Independent Committee and Torys LLP acted as legal advisor to the Independent Committee.

BMO Capital Markets acted as lead financial advisor to Tahoe and provided a fairness opinion to the Tahoe Board of Directors. Raymond James Ltd. also acted as financial advisor to Tahoe and provided a fairness opinion to the Tahoe Board of Directors. Bank of America Merrill Lynch acted as financial advisor to Tahoe. Macquarie Capital Markets Canada Ltd. and Beacon Securities Ltd. acted as strategic advisors to Tahoe. Cassels, Brock & Blackwell LLP acted as Tahoe’s legal advisor.

Conference Call
Tahoe and Rio Alto will host a joint conference call on Monday, February 9, 2015 at 8:30 a.m. Eastern Time, or 5:30 a.m. Pacific, for members of the investment community to discuss the business combination. The call-in details are as follows:

•	Canada & USA toll-free: 1-800-319-4610
•	Outside of Canada & USA: 1-604-638-5340

A copy of the merger investor presentation is also available on the Tahoe and Rio Alto investor pages at www.tahoeresourcesinc.com/merger.pdf and www.rioaltomining.com, respectively. An audio recording of the conference call will be made available shortly after the call on the Tahoe and Rio Alto investor pages.

About Tahoe
Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. Tahoe is listed on the TSX as THO and on the NYSE as TAHO. Tahoe plans to seek a listing of its shares on the Bolsa de Valores de Lima S.A. (BVL).

About Rio Alto
Rio Alto is a mid-tier gold producer focused on optimizing production, exploration and if appropriate, making further acquisitions of precious metal properties in low risk regions of the Americas. Rio Alto is listed in the TSX and BVL as RIO BVL and the NYSE as RIOM.

Qualified Person Statement
This news release has been read and approved by Charlie Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101 (NI 43-101) and Enrique Garay, M.Sc, P.Geo (AIG Member), Rio Alto’s Vice President of Geology and Qualified Person as defined by NI 43-101.

Cautionary Notes
Tahoe and Rio Alto have included certain non-Generally Accepted Accounting Principles (GAAP) financial measures throughout this document. Tahoe’s “Total Cash Costs” were divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. Tahoe’s primary business is silver production with other metals (gold, lead and zinc) produced simultaneously in the mining process. The value of these metals represents a low percentage of Tahoe’s revenue and is considered byproduct. When deriving the production costs associated with an ounce of silver, Tahoe deducts byproduct credits from gold, lead and zinc sales, which are incidental to producing silver.

Tahoe reports total production costs and total cash costs on a silver ounces produced basis. Tahoe follows the recommendation of the Silver Institute, a nonprofit international association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. The production cost standard is the generally accepted standard of reporting cash costs of production by precious metal mining companies.

Tahoe has also adopted the reporting of all-in sustaining costs per silver ounce as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning, and Tahoe has utilized an adapted version of the guidance released by the World Gold Council. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total production cash costs incurred at Tahoe’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation and closure accretion. Tahoe believes that this non-GAAP measure represents the total costs of producing silver from its operation and provides additional information about Tahoe’s operational performance and ability to generate cash flows to support future capital investments and sustain future production.

Total cash costs and cash costs per ounce of produced silver, net of byproduct credits are as follows:

Total cash costs per ounce before byproduct credits	$9.75	–	$11.25
Less gold credit	0.75	–	0.75
Less lead credit	0.95	–	0.85
Less zinc credit	1.70	–	1.40
Total cash costs per ounce net of byproduct credits	$6.35	–	$8.25

Gold, lead and zinc byproduct credits are calculated as follows:

			Total	Credit per
	Quantity	Price	Credit	Ounce
Gold Ounces	11,300	$1,300	$14,690	$0.75
Lead Tonnes	9,452	$1,984	$18,753	$0.95
Zinc Tonnes	14,453	$2,315	$33,456	$1.70

Notes:
($000’s) except per ounce or tonne information
Credit calculation for base case of the range
All per ounce costs are based on silver ounces contained in
concentrates, unless otherwise noted

“Free cash flows” is a non-GAAP performance measure which Tahoe believes that, in addition to conventional measures prepared in accordance with GAAP, Tahoe and certain investors use to evaluate Tahoe's ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Tahoe's expenditures on mining interests, deposits in mining interest expenditures and capitalized interest paid. Tahoe believes these measures will provide investors and analysts with useful information about Tahoe’s underlying cash costs of operations, the impact of byproduct credits on the Tahoe’s cost structure and its ability to generate cash flow, as well as a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Rio Alto’s “Cash Costs” per ounce and AISC figures are non-IFRS measures. Rio Alto has adopted the World Gold Council guidance for presentation of all-in sustaining and all-in total costs. Under World Gold Council guidance, AISC include total productions cash costs incurred at mining operations, sustaining capital expenditures, corporate administrative expense, stock-based compensation expense, exploration and evaluation costs, and reclamation cost accretion. In addition, the World Gold Council guidance for all in costs includes non-sustaining capital, non-cash costs and other expenditures not necessary to sustain current activities. This data is furnished to provide additional information and is a non-IFRS measure. Cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

These non-IFRS financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the anticipated benefits of the Transaction to Tahoe, Rio Alto and their respective shareholders; the timing and anticipated receipt of required regulatory, court, and shareholder approvals for the Transaction; the ability of Tahoe and Rio Alto to satisfy the other conditions to, and to complete, the Transaction; the anticipated timing of the mailing of the information circular regarding the Transaction, the closing of the Transaction and the development of the Shahuindo gold mine; the future silver production of Tahoe and future gold production of Rio Alto; development of the Shahuindo gold mine and expansion of the Escobal silver mine; future cash flow generation, financial returns, debt and cash costs of production; Tahoe’s dividend policy; the silver resources and reserves of Tahoe and the gold resources and reserves of Rio Alto and composition of the management team. Total cash cost and AISC projections include a number of forward-looking assumptions including implementation of a new royalty law, lower current prices of byproduct metals, estimated timing of power supply, budgeted cost of consumables including diesel fuel and cement and effectiveness and timing of cost saving initiatives.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the Transaction, Tahoe and Rio Alto have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required management information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting material; inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Forward-looking information relating to the future silver and gold production, future cash costs of production, silver and gold resources and reserves, the development of the Shahuindo gold mine and the expansion of the Escobal silver mine, is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to continue paying municipal royalties in light of new royalty legislation; the price of silver, gold, and other metals; costs of development and production; Tahoe and/or Rio Alto’s ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Tahoe and/or Rio Alto’s control. These include, but are not limited to, the risk that the Transaction may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure to obtain the necessary shareholder, Court, regulatory and other third party approvals required in order to proceed with the Transaction; the synergies expected from the Transaction not being realized; business integration risks; operational risks in development, exploration and production for precious metals including, but not limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest; the timing and possible outcome of pending litigation; delays or changes in plans with respect to exploration or development projects or capital expenditures; cost overruns or unanticipated costs and expenses; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to, mining regulations, tax laws, royalties and environmental regulations; and risks inherent to operating in developing countries. In addition, the failure of a party to comply with the terms of the Arrangement Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Tahoe and Rio Alto are included in reports on file with applicable securities regulatory authorities, including but not limited to, Tahoe’s Annual Information Form dated March 12, 2013 for the fiscal year ended December 31, 2013 which may be accessed on Tahoe’s SEDAR profile at www.sedar.com and Rio Alto’s Annual Information Form dated March 28, 2014 for the fiscal year ended December 31, 2013 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this news release in order to provide shareholders with a more complete perspective on the proposed transaction and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information.

The forward-looking statements and information contained in this news release are made as of the date hereof and neither Tahoe nor Rio Alto undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

For Further Information, Please Contact:

Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807

Rio Alto Mining Limited
Alejandra Gomez, Vice President Corporate Communications
alejandrag@rioaltomining.com
Tel: 604-628-1401